Free Writing Prospectus

Dated April 12, 2010

Filed Pursuant to Rule 433

Registration Statement Number 333-165887

Final Term Sheet

Cablevision Systems Corporation

$750,000,000 7.75% Senior Notes due 2018 (the “2018 Notes”)

$500,000,000 8.00% Senior Notes due 2020 (the “2020 Notes”)

Issuer:	Cablevision Systems Corporation

Aggregate Principal Amount:	$750,000,000	$500,000,000

Title of Securities:	7.75% Senior Notes due 2018	8.00% Senior Notes due 2020

Final Maturity:	April 15, 2018	April 15, 2020

Coupon:	7.75% per annum	8.00% per annum

Issue Price:	100% of principal amount	100% of principal amount

Yield to Maturity:	7.75%	8.00%

Interest Payment Dates:	Semi-annually on each April 15, and October 15, beginning October 15, 2010	Semi-annually on each April 15, and October 15, beginning October 15, 2010

Proceeds to Issuer (Before Expenses):	$750,000,000 (100%)	$500,000,000 (100%)

Optional Redemption:	The Company may redeem some or all of the 2018 Notes at any time at make-whole redemption price (T+50).	The Company may redeem some or all of the 2020 Notes at any time at make-whole redemption price (T+50).

Use of Proceeds:

We estimate that our net proceeds from this offering will be approximately $1,224 million, after deducting the underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering to address our upcoming debt maturities, including in the tender offer we have commenced for $1 billion of our 8% Senior Notes due 2012, and for general corporate purposes.

We also expect to raise additional funds in the future, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Settlement Date:	T+3; April 15, 2010

Underwriters:

Joint Book-Running Managers

J.P. Morgan Securities Inc.

Banc of America Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

RBS Securities Inc.

UBS Securities LLC

Co-Managers SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Morgan Stanley & Co. Incorporated

CUSIP/ISIN:	12686CAZ2/US12686CAZ23	12686CBA6/US12686CBA62

Ratings (Moody’s / S&P):	B1/B+	B1/B+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities Inc., collect at 1-212-834-4533; Banc of America Securities LLC, toll-free at 1-800-294-1322; Barclays Capital Inc., toll-free at 1-888-603-5847; Citigroup Global Markets Inc., toll-free at 1-800-831-9146; Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037; Goldman, Sachs & Co., toll-free at 1-866-471-2526; RBS Securities Inc., toll-free at 1-866-884-2071; or UBS Securities LLC, toll-free at 1-877-827-6444 ext 561-3884.